SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2011

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated August 12, 2011	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 15, 2011	By:	/s/ Li Yue
Name: Li Yue
Title: Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED 中國移動有限公司 (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

CONNECTED TRANSACTION

ESTABLISHMENT OF CHINA MOBILE FINANCE COMPANY LIMITED

SUMMARY

The Board is pleased to announce that Beijing Mobile, a wholly-owned subsidiary of the Company, entered into the Investment Agreement with CMCC on 12 August 2011, pursuant to which, the parties agreed to form China Mobile Finance whose primary business will be the provision of financial management services. The registered capital of China Mobile Finance is proposed to be RMB5,000,000,000 (equivalent to approximately HK$6,052,682,549), of which Beijing Mobile will contribute RMB4,600,000,000 (equivalent to approximately HK$5,568,467,945), representing 92% of the total registered capital of China Mobile Finance, and CMCC will contribute RMB400,000,000 (equivalent to approximately HK$484,214,604), representing 8% of the total registered capital of China Mobile Finance.

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the proposed establishment of China Mobile Finance by Beijing Mobile, a wholly-owned subsidiary of the Company, and CMCC constitutes a connected transaction for the Company under the Listing Rules. As each of the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the transaction contemplated under the Investment Agreement is less than 5%, such transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders’ approval requirement. The transaction does not constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

INTRODUCTION

The Board is pleased to announce that Beijing Mobile, a wholly-owned subsidiary of the Company, entered into the Investment Agreement with CMCC on 12 August 2011, pursuant to which, the parties agreed to form China Mobile Finance whose primary business will be the provision of financial management services. The registered capital of China Mobile Finance is proposed to be RMB5,000,000,000 (equivalent to approximately HK$6,052,682,549), of which Beijing Mobile will contribute RMB4,600,000,000 (equivalent to approximately HK$5,568,467,945), representing 92% of the total registered capital of China Mobile Finance, and CMCC will contribute RMB400,000,000 (equivalent to approximately HK$484,214,604), representing 8% of the total registered capital of China Mobile Finance.

THE INVESTMENT AGREEMENT

1	Date

12 August 2011

2	Parties

(i)	Beijing Mobile

(ii)	CMCC

3	Scope of Business

According to the Measures for Administration of Finance Companies of Enterprise Groups issued by CBRC, China Mobile Finance may carry out all or part of the following businesses:

(a)	provision of financial advice, credit authentication and relevant consulting and agency services;

(b)	collection and payment of transaction money;

(c)	insurance agency business;

(d)	provision of guarantees;

(e)	trust loan and trust investment services;

(f)	acceptance of bills and discounted notes;

(g)	money transfer and settlement and relevant settlement and clearance arrangement;

(h)	internal money deposit services;

(i)	loan and lease financing services;

(j)	inter-bank lending business; and

(k)	other businesses as approved by CBRC.

The actual business scope of China Mobile Finance will be subject to the final approval by CRBC.

4	Registered Capital and Capital Contribution

The registered capital of China Mobile Finance is proposed to be RMB5,000,000,000 (equivalent to approximately HK$6,052,682,549), of which Beijing Mobile will contribute RMB4,600,000,000 (equivalent to approximately HK$5,568,467,945), representing 92% of the total registered capital of China Mobile Finance, in cash using its internal resources. CMCC will contribute RMB400,000,000 (equivalent to approximately HK$484,214,604), representing 8% of the total registered capital of China Mobile Finance, in cash using its internal resources. The total amount of registered capital is determined after arm’s length negotiations between the parties to the Investment Agreement with reference to the capital requirements of China Mobile Finance.

Approval of CBRC in relation to the establishment of China Mobile Finance has been obtained on 15 March 2011, pursuant to which, Beijing Mobile and CMCC shall perform their respective capital contribution obligations set out above and convene the first shareholders’ meeting of China Mobile Finance by 18 August 2011. Upon establishment, China Mobile Finance will become a non-wholly-owned subsidiary of the Company and the assets, liabilities and results of China Mobile Finance will be consolidated with those of the Company.

5	Term

The term of China Mobile Finance is proposed to be 50 years, commencing on the date as approved by the industrial and commercial administrative authorities.

6	Board of directors

The board of directors of China Mobile Finance will comprise of 5 directors, the appointment of whom shall be subject to the approval of the shareholders’ meeting of China Mobile Finance. The formation of the board of directors of China Mobile Finance and the qualifications of the directors will be subject to ratification by CBRC.

REASONS FOR AND BENEFITS OF THE TRANSACTION

As the business of the Group continues to grow, it has become increasingly important to find a solution to further strengthen the internal funds management and better control liquidity risks, and to fully and better leverage the advantages on capital resources to improve the overall economic benefits of the Group. The overall competitiveness of the Group will be effectively enhanced by establishing China Mobile Finance, which will build a scientific and efficient funds management platform, strengthen the centralized management on internal funds and optimize the allocation of resources. It is also expected that China Mobile Finance will be able to improve the cash flow position of the Group, control liquidity risks, reduce finance costs, increase capital efficiency and provide financial management services.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the proposed establishment of China Mobile Finance by Beijing Mobile, a wholly-owned subsidiary of the Company, and CMCC constitutes a connected transaction for the Company under the Listing Rules. As each of the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the transaction contemplated under the Investment Agreement is less than 5%, such transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders’ approval requirement. The transaction does not constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

The Group does not have any other prior transactions or relationship with CMCC and its associates which require aggregation with the transaction contemplated under the Investment Agreement under Rule 14A.25 of the Listing Rules.

The Directors (including independent non-executive Directors) of the Company are of the view that the Investment Agreement was entered into after arm’s length negotiation between the parties thereto, reflects normal commercial terms and is in the interests of the shareholders of the Company and the Company as a whole. The Directors (including independent non-executive Directors) are also of the view that the terms thereunder are fair and reasonable. None of the Directors has a material interest in the transaction under the Investment Agreement or, is required to abstain from voting on the board resolution for considering and approving such transaction.

GENERAL INFORMATION

CMCC is a State-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company holding indirectly approximately 74.20% of the total issued and outstanding share capital of the Company. Through the Group, CMCC is the leading provider of mobile telecommunications services in the PRC.

The Group is the leading mobile services provider in China, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

Beijing Mobile is a wholly-owned subsidiary of the Company established in Beijing, PRC, and provides mobile telecommunications services in Beijing.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB0.82608 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Beijing Mobile”	China Mobile Group Beijing Company Limited, a company incorporated in the PRC with limited liability, and a wholly-owned subsidiary of the Company

“Board”	the board of Directors of the Company

“CBRC”	China Banking Regulatory Commission or its branch offices, as the case may be

“China Mobile Finance”	中移動財務有限公司 (China Mobile Finance Company Limited) (being the tentative name, the official name is subject to approval by competent regulatory authorities), a limited liability company proposed to be established in the PRC pursuant to the Investment Agreement between Beijing Mobile and CMCC

“CMCC”	China Mobile Communications Corporation, a State-owned company established under the laws of the PRC, the ultimate controlling shareholder of the Company

“Company”	China Mobile Limited, a company incorporated in Hong Kong whose shares are listed on The Stock Exchange of Hong Kong Limited and American Depositary Shares are listed on the New York Stock Exchange

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Investment Agreement”	the investment agreement entered into between Beijing Mobile and CMCC in respect of the establishment of China Mobile Finance on 12 August 2011

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

By Order of the Board
China Mobile Limited Wang Jianzhou
Chairman

Hong Kong, 12 August 2011

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Xi Guohua, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.